Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

08002862

19 May 2008

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed an announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering
Assistant Manager
Company Secretary's Office

5/28

RNS Number : 3841U
Bradford & Bingley PLC
13 May 2008

7-10 am RECEIVED

2008 MAY 28 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

Proposed £300m rights issue

14 May 2008

The Board of Bradford & Bingley plc ("Bradford & Bingley", "the Company" or "the Group") announces a rights issue to raise approximately £300 million, net of expenses, in a 16 for 25 rights issue at an issue price of 82 pence per Bradford & Bingley share. This represents a 36% discount to the theoretical ex-rights price and a 48% discount to the closing price of Bradford & Bingley shares of 158.75 pence per share on 13 May 2008, the last trading day before this announcement.

The proceeds of the rights issue will strengthen the Group's capital position and will mitigate the impact of the previously announced reductions in the value of certain of the Group's treasury investments.

The Group's strengthened capital position will:

- Further support the Group's funding programme
- Enhance the Group's competitive position
- Improve the Group's regulatory capital ratios

Key highlights:

- A fully underwritten rights issue to raise approximately £300 million on the basis of 16 new ordinary shares for every 25 existing ordinary shares at 82 pence per share
- Enhances Bradford & Bingley's position as one of the better capitalised banking groups in the UK

- Revised target Tier 1 capital ratio range of between 8% and 10%
- Taking into account the rights issue and write-downs announced in the Group's Interim Management Statement released on 22 April 2008, the Group would have had a pro-forma Tier 1 ratio of 10.1% and a pro-forma Core Tier 1 ratio of 9.2% as at 31 December 2007

- The 2008 interim dividend, due in October 2008, to be paid in shares
- Targeting underlying dividend cover of between 2.0 to 2.5 times underlying earnings over the medium term
- Trading continues in line with the Interim Management Statement released on 22 April 2008

Steven Crawshaw, Group Chief Executive said:

"The rights issue we have announced today will strengthen our financial standing, reinforcing our position as one of the better capitalised banks in the UK. The improved financial strength will ensure we are even better placed to pursue our strategy of providing high quality savings and mortgage products in a competitive market."

Enquiries

For further information please contact:

Investor Relations	**Media Relations**
Katherine Conway	Simon Moyse, Finsbury
+44 (0) 1274 554928	+44 (0) 20 7251 3801
Neil Vanham	Nickie Aiken, Press Office
+44 (0) 1274 806341	+44 (0) 20 7067 5645

Conference call details

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number: +44 (0) 20 8974 7900
Passcode: 163756

48-hr replay dial in: +44 (0) 20 7136 9233
Passcode: 87860774

The replay of the conference call will also be available on the Company's website at www.bbg.co.uk

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR SOUTH AFRICA

Bradford & Bingley plc

Proposed £300m rights issue

Introduction

The Board of Bradford & Bingley announces a rights issue to raise approximately £300 million, net of expenses, in a 16 for 25 rights issue at an issue price of 82 pence per Bradford & Bingley share. This represents a 36% discount to the theoretical ex-rights price and a 48% discount to the closing price of Bradford & Bingley shares of 158.75 pence per share on 13 May 2008, the last trading day before this announcement. The rights issue has been fully underwritten by Citi and UBS Limited in order to provide certainty as to the amount of capital that the Company will raise.

Background to and reasons for the rights issue

The Directors believe strengthening the Group's capital base is the correct course of action to take during a time of continued financial market dislocation and that a rights issue is the best method of doing so.

The rights issue will raise approximately £300 million, net of expenses. These proceeds will strengthen the Group's capital position and will mitigate the impact of the previously announced reductions in the value of certain of the Group's treasury investments.

The Directors believe that the Group's strengthened capital position will further support its funding programme and enhance its competitive position. The capital raising will also further improve the Group's regulatory capital ratios.

Mitigating the impact of reductions in the value of the Group's treasury assets

The Group entered the recent period of financial volatility with appropriately strong levels of shareholders' funds and regulatory capital. However, the financial volatility has reduced the value of treasury assets within the structured finance portfolio which has affected earnings and reduced shareholders' equity. At the time of the Group's preliminary

results in February 2008, the Group announced impairments and fair value adjustments in the structured finance portfolio which collectively had reduced Tier 1 capital as at 31 December 2007 by approximately £101 million and shareholders' equity by approximately £161 million. In addition to this, in the Group's Interim Management Statement on 22 April 2008 further impairment and fair value movements as at 31 March 2008 were disclosed which had a further impact on Tier 1 capital of approximately £57 million and on shareholders' equity of approximately £101 million.

The Board believes it has adopted a conservative approach to the provisions it has made in respect of the value of treasury assets within its structured finance portfolio. The Group continues to reduce its structured finance portfolio and is mindful of the fact that market conditions for these assets remain uncertain. During April 2008 the valuation of the structured finance portfolio declined only modestly, by £13 million (after tax) in total, of which the impact on the Group's regulatory capital was £5 million. Further details of the structured finance portfolio as at 30 April 2008 will be contained in the circular to be sent to shareholders shortly.

Accordingly, the Board believes that now is the correct time to restore the Group's capital base to its former level and to ensure that the Group has a substantial capital cushion for the future.

Supporting the Group's funding programme

Since the autumn of 2007, when the difficulties in the financial markets became apparent, the Group has raised additional funds through a diverse range of sources:

- The Group's retail savings franchise is strong and has grown from £21.0 billion at 31 December 2007 to £22.9 billion at 22 April 2008, an increase of £1.9 billion
- In September and October 2007, some £2.5 billion was raised in a series of private funding transactions
- In November 2007, the Group sold two non-core loan portfolios for some £4.0 billion
- In February 2008, the Board approved the agreement of terms of £2.0 billion committed 3 to 5 year funding facilities

The Directors believe that a strengthened capital base will provide additional reassurance for funding providers, including savings customers.

In addition, the Board welcomes the Bank of England's Special Liquidity Scheme announced on 21 April 2008. The scheme provides that banks can, for a period, swap assets of sufficiently high quality for Treasury Bills.

The Board believes that this scheme will, as intended, improve the liquidity position of the UK banking system and raise confidence in financial markets.

Enhancing the Group's competitive position

The Directors also believe that by strengthening its capital base now, the Group will be better placed to pursue its strategy, reinforcing its position as one of the leading mortgage and savings banks in the UK.

The need for customer confidence in the UK banking industry is understandably high. The Directors believe that the capital raising will further reassure the Company's savings customers and the Group's improved financial strength will ensure that it can continue to develop and provide high quality long-term savings products in a competitive market.

Demand for buy-to-let mortgages remains high with continuing tenant demand and rising rents. The supply of mortgages to meet this demand is constrained by the lack of funding generally and the withdrawal of several competitors from the mortgage market. In raising this additional capital, the Directors are confident that the Group will be better placed to take advantage of these market conditions by writing selective good quality business at attractive margins. By providing a strong and stable portfolio of mortgage products, the Group will also seek to ensure that its key relationships with mortgage intermediaries, an important part of the UK mortgage market, continue to flourish.

Improving the Group's capital ratios

The Group has historically been well capitalised relative to its UK peers. The Board has noted recent capital raisings by a number of financial institutions and seeks to maintain its position of relative strength. Accordingly, the Board has revised its target Tier 1 ratio range to between 8% and 10%.

With the equity raised through the rights issue, the Group expects to enhance its position as one of the better capitalised banking groups in the UK. As at 31 December 2007, the Group had a Tier 1 ratio of 8.6% and a Core Tier 1 ratio of 7.7% (Core Tier 1 capital represents Tier 1 capital excluding innovative and non-innovative Tier 1 capital instruments). As set out below, taking into account the impact of the rights issue and the 2008 write-downs described in the Group's Interim Management Statement, as at 31 December 2007, the Group would have had a pro-forma Tier 1 ratio of 10.1% and a pro-forma Core Tier 1 ratio of 9.2%.

	Actual capital at 31/12/07	Expected net proceeds of rights issue	Loss impact in structured investment portfolio to 31/03/08	Pro-forma capital as at 31/12/07
Core Tier 1 capital (£bn)	1.3	0.3	(0.1)	1.5
Tier 1 capital (£bn)	1.4	0.3	(0.1)	1.7
Risk weighted assets (£bn)	16.7	-	-	16.7
Core Tier 1 ratio (%)	7.7	1.8	(0.3)	9.2
Tier 1 capital ratio (%)	8.6	1.8	(0.3)	10.1

Dividends and dividend policy

A full year dividend of 21.0 pence per share has been declared and paid for the financial year ending 31 December 2007.

The Board recommends that the 2008 interim dividend, due in October 2008, is paid in shares and intends to seek the necessary shareholder approval for this at the Extraordinary General Meeting to be held to approve the rights issue. Although it will assess the level of future dividends based on circumstances at the time, the Board currently expects that the 2008 interim scrip dividend will amount to approximately 4.2 pence per share, based on the Company's share capital as enlarged by the rights issue.

Further, the Board currently expects that the 2008 final dividend will be paid in cash.

Over the medium term, the Directors intend to target dividend cover of 2.0 to 2.5 times underlying earnings.

The rights issue

The Board proposes to issue approximately 395 million new shares in connection with the rights issue in order to raise approximately £300 million, net of expenses, subject to the satisfaction of the conditions

referred to below. The issue price of 82 pence per new share represents a 36% discount to the theoretical ex-rights issue price and a 48% discount to the closing price of Bradford & Bingley shares of 158.75 pence per share on 13 May 2008, the last trading day before this announcement.

The new shares are being offered by way of rights to shareholders on the following basis:

16 new shares for every 25 existing shares

and so on in proportion to any other numbers of shares held and registered in their name at the record date. Fractions of new shares will not be allotted to shareholders but will be aggregated and sold in the market for the benefit of the Company.

The Company has arranged for the rights issue to be underwritten in full in order to provide certainty as to the amount of capital to be raised. Citi and UBS Limited are acting as joint sponsors and joint corporate brokers to the Company and the rights issue has been fully underwritten by them.

Application will be made to the UK Listing Authority for the new shares to be admitted to the Official List and the London Stock Exchange for the new shares to be admitted to trading on its main market for listed securities ("admission"). Admission is expected to become effective, and trading of the new shares, nil paid, to commence in mid June 2008.

The rights issue is conditional upon (i) the publication of a shareholder circular and prospectus, (ii) the passing of the resolutions required in connection with the rights issue at the Extraordinary General Meeting, (iii) admission of the new shares nil paid becoming effective by not later than 8.00 a.m. on the first dealing day after the Extraordinary General Meeting (which dealing day is expected to be no later than 17 June 2008) and the last date for acceptances being no later than 31 July 2008, and (iv) the underwriting agreement entered into between the Company, Citi and UBS Limited otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to admission of the new shares, nil paid.

The rights issue will result in the issue of approximately 395 million new shares (representing approximately 39% of the issued share capital of the Company, as enlarged by the rights issue).

The new shares will, when issued and fully paid, rank equally in all respects with the Company's existing shares.

Directors' intentions

The Directors intend to take up in full their rights to subscribe for new shares under the rights issue in respect of both the shares they hold through the Bradford & Bingley Nominee Account and their registered holdings.

Recommendation

The Directors unanimously recommend that shareholders vote in favour of the resolutions to be proposed at the Extraordinary General Meeting, as they intend to do in respect of both the shares they hold through the Bradford & Bingley Nominee Account and their registered holdings.

Extraordinary General Meeting

The Company will seek approval from its shareholders in respect of the rights issue and the scrip dividend at an Extraordinary General Meeting expected to be held in mid June 2008.

Publication of shareholders' circular and prospectus

A shareholders' circular containing a notice convening the Extraordinary General Meeting and providing details of the rights issue is expected to be published and sent to shareholders shortly. A prospectus in connection with the rights issue is expected to be published before the Extraordinary General Meeting.

Further information

Further information on the rights issue will be available in due course on the Group's website www.bbg.co.uk

Enquiries
For further information please contact:

Investor Relations	**Media Relations**
Katherine Conway	Simon Moyse, Finsbury
+44 (0) 1274 554928	+44 (0) 20 7251 3801
Neil Vanham	Nickie Aiken, Press Office
+44 (0) 1274 806341	+44 (0) 20 7067 5645

Conference call details
Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number: +44 (0) 20 8974 7900
Passcode: 163756

48-hr replay dial in: +44 (0) 20 7136 9233
Passcode: 87860774

The replay of the conference call will also be available on the Company's website at www.bbg.co.uk

Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited (in each case and together, "Citi") and UBS Limited ("UBS Limited" or "UBS Investment Bank") are acting each exclusively for Bradford & Bingley and for no one else in relation to the proposed rights issue and will not regard any other person (whether or not a recipient of this document) as a client in relation to the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients nor for providing advice in connection with the proposed rights issue, or any other matters referred to in this document.

Citigroup Global Markets UK Equity Limited and UBS Limited may, in accordance with applicable legal and regulatory provisions, engage in transactions in relation to the nil paid rights, the fully paid rights or the ordinary shares and/or related instruments for their own account for the purpose of hedging their underwriting exposure or otherwise. Except as required by applicable law or regulation, Citigroup Global Markets UK Equity Limited and UBS Limited do not propose to make any public disclosure in relation to such transactions.

A circular to shareholders relating to the rights issue and convening an EGM is expected to be published and posted to shareholders shortly. A prospectus relating to the proposed issue and admission to the Official List of the Financial Services Authority and to trading on London Stock Exchange of securities in Bradford & Bingley in connection with the rights issue is expected to be published before the EGM, and will be available from the registered office of Bradford & Bingley. The provisional allotment letters are expected to be despatched around the time of the EGM. The prospectus will give further information on Bradford & Bingley and details of the new ordinary shares, the nil paid rights and the fully paid rights to be offered pursuant to the rights issue.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any nil paid rights, fully paid rights or new shares referred to in this announcement except on the basis of the information contained in the prospectus when published. This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the nil paid rights, the fully paid rights or the new shares being issued in connection with the rights issue, in any jurisdiction in which such offer or solicitation is unlawful.

The distribution of this announcement and/or the prospectus and/or the provisional allotment letters and/or the transfer of nil paid rights, fully paid rights and/or new ordinary shares into jurisdictions other than the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement is not for distribution, directly or indirectly in, or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia), Australia, Canada, Japan or South Africa. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The nil paid rights, the fully paid rights, the new shares and the provisional allotment letters have not been, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"). The securities mentioned herein may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of such securities in the United States.

The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters or the accuracy or adequacy of this announcement. Any representation to the contrary is an offence. The nil paid rights, the fully paid rights, the new ordinary shares and the provisional allotment letters have not been or will not be registered under the relevant laws of any state, province or territory of Australia, Canada, Japan or South Africa and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within Australia, Canada, Japan or South Africa except pursuant to an applicable exemption.

No representation or warranty, express or implied, is given by or on behalf of the Company, Citigroup Global Markets Limited, Citigroup Global Markets UK Equity Limited or UBS Limited or any of their respective directors, officers, employees, advisers or any of their respective affiliates, or any other person, as to the accuracy, fairness or sufficiency or completeness of the information or opinions or beliefs contained in this announcement (or any part hereof).

Neither the content of the Bradford & Bingley website nor any website accessible by hyperlinks on the Bradford & Bingley website is incorporated in, or forms part of, this announcement.

Certain information, statements, beliefs and opinions in this document are forward looking, which reflect the Company's or, as appropriate, the Company's directors' current expectations and projections about future events. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. Statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The Company does not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward looking statements, which speak only as of the date of this document. No statements made herein regarding expectations of future profits or targeted levels of dividend cover are profit forecasts, and no statements made herein should be interpreted to mean that the Company's profits or earnings per share for any future period will necessarily match or exceed the historical published profits or earnings per share of the Company or any other level.

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